
December 21, 2023

Eric Swider
Chief Executive Officer
Digital World Acquisition Corp.
3109 Grand Ave., #450
Miami, FL 33133

> **Re: Digital World Acquisition Corp.**
> **Amendment No. 1 to Annual Report on Form 10-K**
> **Filed October 30, 2023**
> **File No. 001-40779**

Dear Eric Swider:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Annual Report on Form 10-K

Report of Independent Registered Public Accounting Firm, page F-1

1. Please have your auditor include an explanatory paragraph in their report to address the correction of the material misstatements in your previously issued financial statements. Refer to paragraph .18(e) of PCAOB AS 3101.

Note 2. Restatement of Previously Issued Financial Statements, page F-10

2. Please disclose the nature of each error, such as the errors related to Accrued expenses, Income tax payable, Related party advance, Legal investigations costs and Remeasurement of Class A common stock to redemption value.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jeffrey Kauten at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology